SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2

(Amendment No._________)

QLT Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

746927102

(CUSIP Number)

December 12, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102	SCHEDULE 13G	Page 2 of 11

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,194,147
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,194,147
(9) Aggregate amount beneficially owned by each reporting person: 5,194,147
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 7.0%
(12) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13G	Page 3 of 11

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,194,147
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,194,147
(9) Aggregate amount beneficially owned by each reporting person: 5,194,147
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 7.0%
(12) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13G	Page 4 of 11

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,194,147
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,194,147
(9) Aggregate amount beneficially owned by each reporting person: 5,194,147
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 7.0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13G	Page 5 of 11

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,194,147
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,194,147
(9) Aggregate amount beneficially owned by each reporting person: 5,194,147
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 7.0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13G	Page 6 of 11

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 5,194,147
(7) Sole dispositive power: 0
(8) Shared dispositive power: 5,194,147
(9) Aggregate amount beneficially owned by each reporting person: 5,194,147
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 7.0%
(12) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13G	Page 7 of 11

Item 1.
(a) Name of Issuer:
QLT Inc.

(b) Address of Issuer’s Principal Executive Offices:
887 Great Northern Way, Suite 101
Vancouver, B.C.
Canada, V5T 4 T5

Item 2.
(a) Name of Person Filing:
This Schedule 13G is filed on behalf of the following persons (the “Reporting Persons”):
(i)      NB Public Equity Komplementar ApS
(ii)     NB Public Equity K/S
(iii)    Cora Madsen
(iv)    Christian Hansen
(v)     Florian Schönharting

(b) Address or Principal Business Office or, if none, Residence:
The business address for each of the Reporting Persons is Oestergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(c) Citizenship:
See Item 4 of the attached cover pages.

(d) Title of Class of Securities:
Common Shares, no par value

(e) CUSIP Number:
746927102

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13(d)-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ] An investment adviser in accordance with§ 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with§ 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holdingcompany or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with§ 240.13d-1(b)(1)(ii)(J);
(k)	[ ]Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 746927102	SCHEDULE 13G	Page 8 of 11

(a) Amount beneficially owned:
NB Public Equity Komplementar ApS is the beneficial owner of an aggregate of 5,194,147(1) Common Shares.

NB Public Equity K/S is the beneficial owner of an aggregate of 5,194,147(2) Common Shares.

Cora Madsen is the beneficial owner of an aggregate of 5,194,147(3) Common Shares.

Christian Hansen is the beneficial owner of an aggregate of 5,194,147(4) Common Shares.

Florian Schönharting is the beneficial owner of an aggregate of 5,194,147(5) Common Shares.

(b) Percent of class: (6)
The amount beneficially owned by NB Public Equity Komplementar ApS represents approximately 7.0% of the total issued and outstanding shares of Common Shares.

The amount beneficially owned by NB Public Equity K/S represents approximately 7.0% of the total issued and outstanding shares of Common Shares.

The amount beneficially owned by Cora Madsen represents approximately 7.0% of the total issued and outstanding shares of Common Shares.

The amount beneficially owned by Christian Hansen represents approximately 7.0% of the total issued and outstanding shares of Common Shares.

The amount beneficially owned by Florian Schönharting represents approximately 7.0% of the total issued and outstanding shares of Common Shares.

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote
NB Public Equity Komplementar ApS has the sole power to vote or direct the vote of 0 shares.

NB Public Equity K/S has the sole power to vote or direct the vote of 0 shares.

Cora Madsen has the sole power to vote or direct the vote of 0 shares.

Christian Hansen has the sole power to vote or direct the vote of 0 shares.

Florian Schönharting has the sole power to vote or direct the vote of 0 shares.

(ii) Shared power to direct the vote
NB Public Equity Komplementar ApS has the shared power to vote or direct the vote of 5,194,147 shares.

NB Public Equity K/S has the shared power to vote or direct the vote of 5,194,147 shares.

Cora Madsen has the shared power to vote or direct the vote of 5,194,147 shares.

Christian Hansen has the shared power to vote or direct the vote of 5,194,147 shares.

Florian Schönharting has the shared power to vote or direct the vote of 5,194,147 shares.

(iii) Sole power to dispose or direct the disposition of
NB Public Equity Komplementar ApS has the sole power to dispose or direct the disposition of 0 shares.

CUSIP No. 746927102	SCHEDULE 13G	Page 9 of 11

NB Public Equity K/S has the sole power to dispose or direct the disposition of 0 shares.

Cora Madsen has the sole power to dispose or direct the disposition of 0 shares.

Christian Hansen has the sole power to dispose or direct the disposition of 0 shares.

Florian Schönharting has the sole power to dispose or direct the disposition of 0 shares.

(iv) Shared power to dispose of to direct the disposition of
NB Public Equity Komplementar ApS has the shared power to dispose or direct the disposition of 5,194,147 shares.

NB Public Equity K/S has the shared power to dispose or direct the disposition of 5,194,147 shares.

Cora Madsen has the shared power to dispose or direct the disposition of 5,194,147 shares.

Christian Hansen has the shared power to dispose or direct the disposition of 5,194,147 shares.

Florian Schönharting has the shared power to dispose or direct the disposition of 5,194,147 shares.

_____________
(1) NB Public Equity Komplementar ApS (the “General Partner”) is the general partner of NB Public Equity K/S (the “Fund.”).  The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund.  By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(2) The Fund is the beneficial owner of 5,194,147 shares.  The Fund is a limited partnership, and the General Partner is its general partner.

(3) Cora Madsen is a director of the General Partner and in this capacity has the legal power to vote or dispose the Common Shares beneficially owned by the Fund.  Therefore, by reason of Rule 13d-3 Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund.  Ms. Madsen has no ownership interest, neither direct nor indirect, in the General Partner.

(4) Christian Hansen is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(5) Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(6) Based on 74,620,328 shares of Common Shares outstanding as of November 4, 2008.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

CUSIP No. 746927102	SCHEDULE 13G	Page 10 of 11

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 746927102	SCHEDULE 13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 22, 2008

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:     /s/  Cora Madsen
           Name: Cora Madsen
           Title: Director

NB PUBLIC EQUITY K/S

By:     NB PUBLIC EQUITY KOMPLEMENTAR ApS,
           its general partner

   By:     /s/  Cora Madsen
   Name: Cora Madsen
   Title: Director

/s/  Cora Madsen
Cora Madsen

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

*By:   /s/  James E. Dawson
           James E. Dawson
           Attorney-in-fact